Filed by Consonance-HFW Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Consonance-HFW Acquisition Corp.

Commission File No. 001-39635

Surrozen Strengthens Board of Directors with Appointments of Mace Rothenberg, M.D., and Christopher Chai

SOUTH SAN FRANCISCO, Calif., May 6, 2021 — Surrozen Inc., a biotechnology company discovering and developing drug candidates to selectively modulate the Wnt pathway, today announced the addition of Mace Rothenberg, M.D., and Christopher Chai to its Board of Directors.

“Throughout their impressive careers, both Mace and Chris have led teams focused on different aspects of supporting the translation of promising research, from clinical operations and study design to business development and financing strategy,” said Craig Parker, President and Chief Executive Officer of Surrozen. “As Surrozen advances its broad therapeutic pipeline toward clinical investigation, we look forward to leveraging Chris and Mace’s unique insights as members of our board of directors.”

As chief medical officer of Pfizer, Dr. Rothenberg led Pfizer’s Worldwide Medical & Safety organization that is responsible for ensuring that patients, physicians, and regulatory agencies are provided with information on the safe and appropriate use of Pfizer’s medications. Dr. Rothenberg also served as a member of Pfizer’s Portfolio Strategy and Investment Committee, Worldwide Research, Development, and Medical Leadership Team, and Blueprint Leaders Forum. Prior to becoming Pfizer’s CMO, Dr. Rothenberg led Pfizer’s oncology clinical drug development efforts. Over a 10-year period, his team developed and obtained regulatory approvals for 11 new cancer medicines, including IBRANCE® (palbociclib), the first CDK 4/6 inhibitor for patients with HR+/HER2- advanced breast cancer, and XALKORI® (crizotinib), the first targeted medicine developed for patients with ALK+ non-small cell lung cancer. Dr. Rothenberg is the recipient of the first Craig Saxton Lifetime Achievement Award from Pfizer for his success in cancer drug development, the Lane W. Adams Quality of Life Award from the American Cancer Society, and the Statesman Award from the American Society of Clinical Oncology. He received his BA magna cum laude from the University of Pennsylvania and his M.D. from the New York University School of Medicine. Dr. Rothenberg received his post-graduate training in Internal Medicine at Vanderbilt University and in Medical Oncology at the National Cancer Institute. Dr. Rothenberg is joining the Surrozen Board of Directors as the nominee of Consonance-HFW Acquisition Corp. (“CHFW”) in connection with the announced business combination between Surrozen and CHFW.

“The Wnt pathway holds tremendous promise for treating a variety of medical conditions, and I have been impressed with Surrozen’s progress in finding ways to exploit the pathway for therapeutic benefit,” said Dr. Rothenberg. “I am proud to join Surrozen’s board as its pipeline advances toward clinical investigation and to help advance the company’s mission to develop transforming treatment of serious diseases.”

As a venture partner at SR One, Mr. Chai guides portfolio companies on their engagement with investors and overall financing strategy and execution. Throughout his over 20 years of executive management and investment banking experience, Mr. Chai has taken companies public from both the company and the banking side. Prior to joining SR One, Mr. Chai served as Chief Financial Officer of Principia Biopharma, where he led the company from an early-stage private venture-backed company to its acquisition by Sanofi for $3.7 billion. He was previously CFO at MAP Pharmaceuticals (acquired by Allergan) and Vice President, Treasury and Investor Relations at CV Therapeutics (acquired by Gilead). He has built and evolved his teams from private to public company finance organizations. Mr. Chai received his BS in Operations Research and Industrial Engineering from Cornell University.

“Over the course of my career, I have been proud to help companies grow strategically and to have the resources to advance promising pipelines,” said Mr. Chai. “I look forward to bringing my expertise and experience to guide Surrozen at this pivotal time in its growth to bring its deep, innovative pipeline of therapies to patients in need.”

About Surrozen

Surrozen is a biotechnology company discovering and developing drug candidates to selectively modulate the Wnt pathway. Surrozen is developing tissue-specific antibodies designed to engage the body’s existing biological repair mechanisms with potential application across multiple disease areas, including inflammatory bowel disease, hepatitis, eye diseases, hearing loss, lung and airway diseases, and certain neurological disorders. For more information, please visit surrozen.com.

Important Information and Where to Find It

A full description of the terms of the previously announced business combination between Surrozen and CHFW will be provided in a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “Commission”) by CHFW, which will include a prospectus with respect to the securities of surviving company in the business combination (“New Surrozen”) to be issued in connection with the business combination, as well as a proxy statement with respect to the shareholder meeting of CHFW to vote on the business combination and related matters. CHFW urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents CHFW files or furnishes with the Commission because such documents will contain important information about Consonance-HFW, Surrozen and the transaction. After the registration statement is declared effective by the Commission, the definitive proxy statement/prospectus to be included in the registration statement will be mailed or otherwise disseminated to shareholders of CHFW as of a record date to be established for voting on the proposed business combination and related matters. Once available, shareholders will also be able to obtain a copy of the registration statement on Form S-4, including the proxy statement/prospectus, and other documents filed or furnished by CHFW with the Commission without charge, by directing a request to: Consonance-HFW Acquisition Corp., 1 Palmer Square, Suite 305, Princeton, New Jersey, 08540, Attention: Investor Relations. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the Commission’s website (www.sec.gov) or at www.consonancehfw.com.

Participants in the Solicitation

Surrozen and CHFW and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the business combination under the rules of the Commission. Information about the directors and executive officers of CHFW is set forth in CHFW’s Annual Report on Form 10-K for the year-ended December 31, 2020, filed with the Commission on March 31, 2021 (as amended, the “Annual Report”), which is available free of charge at the Commission’s web site at www.sec.gov or at www.consonancehfw.com or by directing a request to: Consonance-HFW Acquisition Corp., 1 Palmer Square, Suite 305, Princeton, New Jersey, 08540, Attention: Investor Relations. Information regarding the persons who may, under Commission rules, be deemed participants in the solicitation of the Consonance-HFW shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the Commission. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction, and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CHFW, New Surrozen or Surrozen, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the contributions of Dr. Rothenberg, the proposed business combination, the board of directors of New Surrozen, the benefits of the transaction, as well as statements about the expectations for and beliefs about Surrozen’s clinical development programs and pipeline. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the parties’ ability to complete the business combination in a timely manner or at all, including to obtain the requisite approvals from the CHFW or Surrozen shareholders, or the parties’ ability or willingness to satisfy or waive other closing conditions contained in the business combination agreement; the occurrence of any event that could give rise to the termination of the business combination agreement, including if the PIPE is delayed or unable to be consummated; the ability to recognize the anticipated benefits of the business combination and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed with the Commission by CHFW, and those risks and uncertainties included under the header “Risk Factors” in the final prospectus of Consonance-HFW related to its initial public offering and in its Annual Report.

The forward-looking statements in this press release represent our views as of the date of this press release. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. CHFW AND SURROZEN DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE OF THIS REPORT OR OTHERWISE. Furthermore, if any forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

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